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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                                            --------------------
                                   FORM 12b-25                SEC FILE NUMBER
                                                                 001-31926
                           NOTIFICATION OF LATE FILING      --------------------

(Check one): [ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [X]Form 10-Q
             [ ] Form N-SAR  [ ] Form N-CSR

          For Period Ended:   March 31, 2005
                            ------------------
          [ ] Transition Report on Form 10-K [ ]
          [ ] Transition Report on Form 20-F
          [ ] Transition Report on Form 11-K
          [ ] Transition Report on Form 10-Q
          [ ] Transition Report on Form N-SAR
              For the Transition Period Ended:
                                               ---------------------------------


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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

         Mittal Steel USA ISG Inc.
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Full Name of Registrant

         International Steel Group Inc.
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Former Name if Applicable

         4020 Kinross Lakes Parkway
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Address of Principal Executive Office (Street and Number)

         Richfield, Ohio  44286-9000
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City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion
[X] thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.





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PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

The Quarterly Report on Form 10-Q for Mittal Steel USA ISG Inc. (the "Company") cannot be completed within the prescribed time period due to a delay in the review process of the Company as a result of the internal management reorganization of the Company, including the resignation of the Company's principal executive officer and principal financial officer, in connection with the Company's recent merger with a wholly owned subsidiary of Mittal Steel Company NV. The delay in the review process could not be eliminated without unreasonable effort or expense. The Quarterly Report on Form 10-Q for Mittal Steel USA ISG Inc. will be filed as soon as practicable and in any event, no later than the fifth calendar date following the prescribed due date.

PART IV -- OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification
            Carlos M. Hernandez           330                       659-9100
         ------------------------   ---------------           ------------------
                 (Name)               (Area Code)             (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
         filed ? If answer is no, identify report(s).           [X] Yes [ ] No

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     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?
                                                            [ ] Yes [X] No


         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                            Mittal Steel USA ISG Inc.
                           --------------------------
                  (Name of Registrant as Specified in Charter)

         has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

         Date May 10, 2005        By /s/ Carlos M. Hernandez
              --------------           --------------------------------
                                          Name:  Carlos M. Hernandez
                                          Title: General Counsel and Secretary




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